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                       NETSOURCE COMMUNICATIONS, INC.
                        444 SPEAR STREET, SUITE 200
                          SAN FRANCISCO, CA 94105

                             December 18, 1996

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Elliot Staffin, Esq.
       Mr. Bert Braganza
       James M. Daley, Esq.
       Sarah Cunningham, Esq.

       RE: NETSOURCE COMMUNICATIONS, INC.; REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM 8-A

Ladies and Gentlemen:

     Due to market reasons, NetSource Communications, Inc. (the "Registrant"), yesterday revoked the acceleration request filed with the Securities and Exchange Commission on December 12, 1996 with respect to the Registrant's Registration Statement on Form S-1 (File No. 333-14237) and the Registrant's Form 8-A filed on December 13, 1996, pursuant to which the Registrant had requested that such Registration Statements be declared effective at 4:30 p.m. Eastern Standard Time on Monday, December 16, 1996, or as soon thereafter as practicable.

     The Registrant hereby withdraws the Registrant's Form 8-A Registration Statement filed December 13, 1996, to prevent such Registration Statement from automatically becoming effective within sixty days. Please note that the Registrant is not withdrawing its Registration Statement on Form S-1 at this time. Thank you for your attention to this matter.

                                        Very truly yours,

                                        NETSOURCE COMMUNICATIONS, INC.

                                           /s/ Evan Kraus
                                       By: _________________________________
                                               Evan Kraus
                                               Executive Vice-President, General
                                               Counsel